SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

Non-consolidated Financial Statements

(Unaudited)

As of June 30, 2006 and 2005

(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Korea Electric Power Corporation:

We have reviewed the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the “Company”) as of June 30, 2006, and the related non-consolidated statements of income and cash flows for the three- and six-month periods ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.

The accompanying non-consolidated balance sheet of the Company as of December 31, 2005 and the related statements of income and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated January 27, 2006, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2005, presented for comparative purposes, is not different from that audited by us in all material respects.

The accompanying non-consolidated financial statements as of and for the three- and six-month period ended June 30, 2006 have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 2 to the non-consolidated financial statements.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:

As discussed in note 1(b) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles, the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises, and Korean accounting procedures and review standards and their application in practice.

As discussed in note 1(b) to the non-consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Korea Accounting Standards No. 20, Related Party Disclosures. The adoption of these standards did not have a significant impact on accompanying financial statements.

As discussed in note 26 to the non-consolidated financial statements, the Company had sales and purchases with related parties, including its six power generation subsidiaries for the six-month period ended June 30, 2006 and related receivables and payables as of June 30, 2006. Also, as of June 30, 2006, the Company had long-term borrowings (including current portion) from Korea Development Bank (“KDB”). The Company has provided debt guarantees to a foreign subsidiary. In addition, KDB, one of the Company’s major shareholders, has provided guarantees for a portion of the Company’s foreign currency debt.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

July 28, 2006

This report is effective as of July 28, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Korea Electric Power Corporation

Non-consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars)

	Won		U.S. dollars (note 2)
	2006	2005	2006
Assets
Property, plant and equipment (notes 3 and 5)	(Won)44,192,774	43,163,840	$46,019,759
Less: accumulated depreciation	(11,725,823)	(10,854,375)	(12,210,585)
Less: construction grants	(3,917,647)	(3,640,966)	(4,079,607)

	28,549,304	28,668,499	29,729,567
Construction-in-progress	2,349,326	2,118,540	2,446,450

	30,898,630	30,787,039	32,176,017

Investments and other assets:
Investment securities (note 6)	27,090,349	26,797,485	28,210,298
Long-term loans (note 7)	190,047	180,084	197,903
Currency and interest rate swaps (note 21)	421,718	549,668	439,153
Intangible assets (note 4)	218,131	235,040	227,149
Other non-current assets (notes 8 and 18)	149,551	151,854	155,734

	28,069,796	27,914,131	29,230,237

Current assets:
Cash and cash equivalents (notes 9 and 18)	399,288	208,513	415,795
Trade receivables, less allowance for doubtful accounts of (Won)45,562 in 2006 and (Won)44,330 in 2005 (note 26)	1,683,295	2,041,366	1,752,885
Other accounts receivable, less allowance for doubtful accounts of (Won)5,379 in 2006 and (Won)5,232 in 2005 (notes 18 and 26)	228,847	263,041	238,308
Short-term financial instruments (note 10)	25,000	38,000	26,034
Inventories (note 11)	88,536	92,741	92,196
Deferred income tax assets (note 24)	181,679	207,860	189,190
Other current assets (notes 7, 12 and 18)	128,546	74,150	133,860

	2,735,191	2,925,671	2,848,268

Total assets	(Won)61,703,617	61,626,841	$64,254,522

Korea Electric Power Corporation

Non-consolidated Balance Sheets, Continued

June 30, 2006 and December 31, 2005

(Unaudited)

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

	Won		U.S. dollars (note 2)
	2006	2005	2006
Liabilities and Shareholders’ Equity
Stockholders’ equity:
Common stock of (Won)5,000 par value Authorized - 1,200,000,000 shares Issued - 641,567,712 shares in 2006 and 2005 (note 13)	(Won)3,207,839	3,207,839	$3,340,455
Capital surplus (notes 3 and 13)	14,433,651	14,422,727	15,030,357
Retained earnings:
Appropriated (note 14)	23,922,208	22,209,291	24,911,181
Unappropriated	892,187	2,444,451	929,071
Capital adjustments (note 15)	(99,522)	(78,646)	(103,636)

Total shareholders’ equity	42,356,363	42,205,662	44,107,428

Long-term liabilities:
Long-term debt, net (notes 17 and 26)	11,353,823	10,430,342	11,823,204
Accrual for retirement and severance benefits, net (note 19)	494,400	450,422	514,839
Reserve for self insurance	97,723	98,618	101,763
Currency and interest rate swaps (note 21)	11,697	56,388	12,181
Deferred income tax liabilities (note 24)	2,323,743	2,300,950	2,419,809
Other long-term liabilities	352,293	401,270	366,857

	14,633,679	13,737,990	15,238,653

Current liabilities:
Trade payables (note 26)	1,290,677	2,103,862	1,344,035
Other accounts payable (note 26)	191,664	358,007	199,588
Short-term borrowings (note 16)	468,890	71,000	488,275
Current portion of long-term debt, net (note 17)	2,063,301	2,328,206	2,148,601
Income tax payable	45,630	97,189	47,517
Accrued interest expense	92,034	81,749	95,838
Other current liabilities (note 20)	561,379	643,176	584,587

	4,713,575	5,683,189	4,908,441

Total liabilities	19,347,254	19,421,179	20,147,094

Commitments and contingencies (note 28)
Total shareholders’ equity and liabilities	(Won)61,703,617	61,626,841	$64,254,522

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Income

For the three-month and six-month periods ended June 30, 2006 and 2005

(Unaudited)

(In millions of Korean Won, except earnings per share)

	2006			2005
	three-month period		six-month period	three-month period		six-month period
Operating revenues:
Sale of electricity (note 26)	(Won)	6,061,327	12,840,957	(Won)	5,620,988	11,791,610
Other operating revenues (note 26)		4,222	11,922		30,299	57,211

		6,065,549	12,852,879		5,651,287	11,848,821

Operating expenses (notes 26 and 28):
Power generation, transmission and distribution costs (note 22)		1,047,217	1,975,949		972,737	1,772,572
Purchased power		4,795,487	10,328,697		4,106,588	8,813,322
Other operating costs		6,153	15,552		32,041	59,376
Selling and administrative expenses (note 23)		301,244	554,115		293,487	518,110

		6,150,101	12,874,313		5,404,853	11,163,380

Operating income (loss)		(84,552)	(21,434)		246,434	685,441

Other income (expense):
Interest income		3,278	6,360		3,511	9,589
Interest expense (note 26)		(135,600)	(273,773)		(112,388)	(234,174)
Gain on foreign currency transactions and translation, net		29,625	138,164		30,326	160,986
Donations (note 29)		(3,581)	(6,741)		(93,341)	(97,730)
Rental income		35,901	69,656		32,651	65,275
Equity income of affiliates, net (note 6)		357,721	1,094,939		445,937	1,267,937
Gain on disposal of property, plant and equipment, net		4,816	5,796		11,277	16,280
Valuation gain (loss) on currency and interest rate swaps, net (note 21)		(16,017)	(29,822)		64,853	78,098
Other, net		27,984	25,719		(850)	26,915

		304,127	1,030,298		381,976	1,293,176

Income before income taxes		219,575	1,008,864		628,410	1,978,617

Income taxes (note 24)		(60,324)	(117,357)		(172,346)	(408,477)

Net income	(Won)	159,251	891,507	(Won)	456,064	1,570,140

Basic earnings per share (note 25)	(Won)	250	1,400	(Won)	724	2,493

Diluted earnings per share (note 25)	(Won)	249	1,393	(Won)	715	2,458

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Income, Continued

For the three-month and six-month periods ended June 30, 2006 and 2005

(Unaudited)

(In thousands of U.S. dollars, except earnings per share)

	2006
	three-month period	six-month period
Operating revenues:
Sale of electricity (note 26)	$6,311,910	13,371,818
Other operating revenues (note 26)	4,396	12,415

	6,316,306	13,384,233

Operating expenses (notes 26 and 28):
Power generation, transmission and distribution costs (note 22)	1,090,510	2,057,637
Purchased power	4,993,738	10,755,698
Other operating costs	6,407	16,195
Selling and administrative expenses (note 23)	313,698	577,023

	6,404,353	13,406,553

Operating loss	(88,047)	(22,320)

Other income (expense):
Interest income	3,413	6,623
Interest expense (note 26)	(141,206)	(285,091)
Gain on foreign currency transactions and translation, net	30,850	143,876
Donations (note 29)	(3,729)	(7,019)
Rental income	37,386	72,536
Equity income of affiliates, net (note 6)	372,510	1,140,205
Gain on disposal of property, plant and equipment, net	5,015	6,036
Valuation loss on currency and interest rate swaps, net (note 21)	(16,679)	(31,056)
Other, net	29,140	26,782

	316,700	1,072,892

Income before income taxes	228,653	1,050,572

Income taxes (note 24)	(62,818)	(122,209)

Net income	$165,835	928,363

Basic earnings per share (note 25)	$0.26	1.46

Diluted earnings per share (note 25)	$0.26	1.45

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows

For the three-month and six-month periods ended June 30, 2006 and 2005

(Unaudited)

(In millions of Korean Won)

	2006		2005
	three-month period	six-month period	three-month period	six-month period
Cash flows from operating activities:
Net income	(Won)159,251	891,507	(Won)456,063	1,570,140
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	458,646	915,827	446,961	894,671
Property, plant and equipment removal cost	53,319	91,735	44,124	75,266
Provision for severance and retirement benefits	40,493	52,752	56,827	42,370
Reversal of bad debt expense	(7,336)	—	(15,912)	(15,922)
Bad debt expense	7,176	9,165	3,386	7,133
Interest income	—	—	(512)	(4,262)
Interest expense	2,821	5,704	3,501	7,005
Gain on foreign currency translation, net	(27,744)	(128,976)	(25,623)	(127,142)
Equity income of affiliates, net	(357,721)	(1,094,939)	(445,937)	(1,267,937)
Gain on disposal of property, plant and equipment, net	(4,816)	(5,796)	(11,277)	(16,280)
Deferred income tax expense	106,829	71,749	111,458	175,939
Valuation loss (gain) on currency and interest rate swaps, net	16,017	29,822	(64,853)	(78,098)
Changes in assets and liabilities:
Trade receivables	130,141	348,906	69,756	3,004
Other accounts receivable	4,617	33,488	300,754	302,068
Inventories	36,837	49,041	20,412	35,189
Other current assets	12,540	(146,499)	669	(108,568)
Trade payables	(361,462)	(813,185)	(101,991)	(132,644)
Other accounts payable	(20,621)	(166,343)	(11,279)	(131,961)
Income tax payable	(109,603)	(44,992)	(318,767)	(445,061)
Accrued interest expenses	(10,158)	10,285	(12,754)	(26,721)
Other current liabilities	(7,653)	3,150	56,116	128,567
Other long-term liabilities	(26)	(53)	(202)	(402)
Payment of severance and retirement benefits	(9,076)	(10,460)	(5,325)	(5,579)
Receipt of severance and retirement benefits	1,557	1,686	—	—
Payment of self-insurance	(370)	(895)	(324)	(764)
Other, net	(18,431)	(5,484)	32,063	24,915

Net cash provided by operating activities	95,227	97,195	587,334	904,926

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows, Continued

For the three-month and six-month periods ended June 30, 2006 and 2005

(Unaudited)

(In millions of Korean Won)

	2006			2005
	three-month period		six-month period	three-month period		six-month period
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	(Won)	10,892	13,362	(Won)	41,761	54,179
Additions to property, plant and equipment		(889,929)	(1,540,359)		(1,095,118)	(2,143,238)
Receipt of construction grants		211,302	399,255		188,251	315,666
Proceeds from disposal of investment securities		759,782	765,172		644,591	650,117
Acquisition of investment securities		(5,133)	(22,824)		—	(2,783)
Collection of loans		7,309	11,458		5,659	9,191
Increase in long-term loans		(3,216)	(20,506)		(3,575)	(19,510)
Acquisition of intangible assets		(8,121)	(12,422)		(4,173)	(5,381)
Proceeds from short-term financial instruments		5,000	38,000		8,000	41,000
Additions to short-term financial instruments		—	(25,000)		(5,000)	(38,000)
Other, net		(1,497)	3,446		(1,412)	(3,967)

Net cash provided by (used in) investing activities		86,389	(390,418)		(221,016)	(1,142,726)

Cash flows from financing activities:
Proceeds from short-term borrowings		—	396,090		137,061	417,298
Proceeds from long-term debt		1,067,686	2,057,335		729,130	1,877,726
Repayment of long-term debt		(534,068)	(1,248,345)		(439,995)	(1,191,360)
Dividends paid		(731,929)	(731,965)		(724,600)	(724,625)
Receipts (payments) under currency and interest rate swap contracts, net		—	10,886		(37,314)	(113,334)
Other, net		(11,208)	(3)		—	29

Net cash provided by (used in) financing activities		(209,519)	483,998		(335,718)	265,734

Net increase (decrease) in cash and cash equivalents (note 27)		(27,903)	190,775		30,600	27,934
Cash and cash equivalents, at beginning of the period		427,191	208,513		443,197	445,863

Cash and cash equivalents, at end of the period	(Won)	399,288	399,288	(Won)	473,797	473,797

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows, Continued

For the three-month and six-month periods ended June 30, 2006 and 2005

(Unaudited)

(In thousands of U.S. dollars (note 2))

	2006
	three-month period	six-month period
Cash flows from operating activities:
Net income	$165,835	928,363
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	477,607	953,690
Property, plant and equipment removal cost	55,523	95,527
Provision for severance and retirement benefits	42,167	54,932
Reversal of bad debt expense	(7,639)	—
Bad debt expense	7,473	9,544
Interest income	—	—
Interest expense	2,938	5,940
Gain on foreign currency translation, net	(28,891)	(134,308)
Equity income of affiliates, net	(372,510)	(1,140,205)
Gain on disposal of property, plant and equipment, net	(5,015)	(6,036)
Deferred income tax expense	111,245	74,715
Valuation loss on currency and interest rate swaps, net	16,679	31,056
Changes in assets and liabilities:
Trade receivables	135,521	363,330
Other accounts receivable	4,807	34,873
Inventories	38,360	51,068
Other current assets	13,058	(152,555)
Trade payables	(376,405)	(846,803)
Other accounts payable	(21,473)	(173,219)
Income tax payable	(114,134)	(46,852)
Accrued interest expenses	(10,578)	10,709
Other current liabilities	(7,969)	3,280
Other long-term liabilities	(27)	(55)
Payment of severance and retirement benefits	(9,451)	(10,892)
Receipt of severance and retirement benefits	1,621	1,756
Payment of self-insurance	(386)	(933)
Other, net	(19,192)	(5,712)

Net cash provided by operating activities	99,164	101,213

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows, Continued

For the three-month and six-month periods ended June 30, 2006 and 2005

(Unaudited)

(In thousands of U.S. dollars (note 2))

	2006
	three-month period	six-month period
Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	$11,343	13,914
Additions to property, plant and equipment	(926,720)	(1,604,039)
Receipt of construction grants	220,037	415,760
Proceeds from disposal of investment securities	791,193	796,805
Acquisition of investment securities	(5,345)	(23,767)
Collection of loans	7,611	11,932
Increase in long-term loans	(3,349)	(21,354)
Acquisition of intangible assets	(8,457)	(12,935)
Proceeds from short-term financial instruments	5,207	39,571
Additions to short-term financial instruments	—	(26,034)
Other, net	(1,560)	3,589

Net cash provided by (used in) investing activities	89,960	(406,558)

Cash flows from financing activities:
Proceeds from short-term borrowings	—	412,465
Proceeds from long-term debt	1,111,825	2,142,388
Repayment of long-term debt	(556,146)	(1,299,953)
Dividends paid	(762,188)	(762,225)
Receipts under currency and interest rate swap contracts, net	—	11,336
Other, net	(11,672)	(4)

Net cash provided by (used in) financing activities	(218,181)	504,007

Net increase (decrease) in cash and cash equivalents (note 27)	(29,057)	198,662

Cash and cash equivalents, at beginning of the period	444,852	217,133

Cash and cash equivalents, at end of the period	$415,795	415,795

See accompanying notes to non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements

June 30, 2006 and 2005

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “Company” or “KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given the status of a government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of June 30, 2006, the Government of the Republic of Korea, Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, and foreign investors held 24.07%, 29.95% and 30.26%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. The Company purchases substantially all of its electricity from the power generation subsidiaries. In addition, the Company has been contemplating the gradual privatization of the Company’s power generation subsidiaries. The privatization of power generation subsidiaries may result in change in pricing of electric power, operation organization, related regulations and general policies for supply and demand of energy.

In addition, the Company was also planning to privatize its distribution business. However, the privatization of the Company’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

(b)	Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy, and, in the absence of specialized accounting regulations for utility companies, accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(b)	Basis of Presenting Financial Statements, Continued

Effective January 1, 2006, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 20, Related Party Disclosures. The adoption of these standards did not have a significant impact on accompanying financial statements.

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluations made in accordance with the KEPCO Act and the then Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest costs and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings.

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures) using rates based on the estimated useful lives provided for in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

Estimated useful lives (years)
Buildings	8, 15, 30
Structures	8, 15, 30
Machinery	16
Ships	9
Vehicles	4
Others	4

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities, as construction grants:

-	Grants from the government or public institutions

-	Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying non-consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense over the estimated useful lives of the related assets.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(d)	Investment Securities

Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value with changes in unrealized gains and losses reflected in capital adjustments until the securities are sold or if the securities are determined to be impaired at which point the lump-sum cumulative amount of capital adjustments is reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refer to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

On a continuous basis, the Company evaluates available-for-sale securities for possible impairment at the balance sheet date. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in the ratio of market price per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. The Company evaluates at the balance sheet date the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

When any such evidence exists, unless there is clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity securities or non-marketable equity securities is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to-maturity securities is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity securities stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss already recognized in prior periods from the amount of amortized cost in excess of the recoverable amount for debt securities or the amount of the acquisition cost in excess of the fair value for equity securities.

For non-marketable equity securities accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(d)	Investment Securities, Continued

If the investment subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for securities stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would have been as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities changes, transferred securities are accounted for at fair value. Where held-to-maturity securities are reclassified as available-for-sale securities, unrealized gains or losses between the book value and fair value are reported in shareholders’ equity as a capital adjustment. Where available-for-sale securities are reclassified as held-to- maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder’s equity as a capital adjustment and it is amortized over the remaining term of the securities using the effective interest rate method.

(e)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee, the Company generally presumes that the investee is under its significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and capital adjustment depending on whether the change has derived from the investee’s net income (loss), changes in retained earnings or changes in capital surplus and capital adjustments.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of investee income and reduced to reflect the Company’s share of investee losses or dividends received. The Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at the average rate and the capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as a capital adjustment.

Certain affiliates apply different accounting methods for cost of inventory and the depreciation method of fixed assets and intangible assets than those of the Company since the effect of using different accounting methods is not considered material.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(e)	Investment Securities under the Equity Method of Accounting, Continued

(i)	Cost of Inventory

Company	Raw materials	Supplies	Others
KEPCO	Weighted-average	Moving-average	Specific identification
Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	Moving-average	Moving-average
Korea Western Power Co., Ltd.	Weighted-average	Weighted- average	Weighted-average
Korea Power Engineering Co., Ltd.	Weighted-average	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	Weighted-average	FIFO	Specific identification
KEPCO Nuclear Fuel Co., Ltd.	Weighted-average	Weighted- average	Specific identification
Korea Electric Power Data Network Co., Ltd.	Moving-average	Moving-average	Moving-average
KEPCO Philippines Corporation (Subsidiary of KEPCO International Hong Kong Ltd.)	Weighted-average	Weighted- average	Weighted- average
KEPCO Ilijan Corporation (Subsidiary of KEPCO International Philippines Inc.)	Weighted- average	Weighted- average	Weighted- average

(ii)	Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software
KEPCO	Declining- balance	Declining- balance	Declining- balance	Straight-line
Korea Hydro & Nuclear Power Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance
Korea Plant Service & Engineering Co., Ltd.	Declining- balance	Declining- balance	Declining- balance	Declining- balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Philippines Corporation (Subsidiary of KEPCO
International Hong Kong Ltd.)	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Ilijan Corporation (Subsidiary of KEPCO
International Philippines Inc.)	Straight-line	Straight-line	Straight-line	Straight-line

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(f)	Intangible Assets

Intangible assets, which consist of computer software, industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 20 years, based on the nature of the asset.

(g)	Asset Impairment

When the book value of assets exceeds their recoverable value due to obsolescence, physical damage or sharp decline in market value, the impaired assets are recorded at the estimated recoverable value and the resulting impairment loss is charged to current operations. If the recoverable value exceeds the adjusted book value of the assets in subsequent periods, the excess is recognized as a gain in subsequent periods until the net realizable value equals the book value of the assets before the losses were recognized.

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine the recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company may record impairment charges. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs may vary from those used in impairment evaluations, and the impact of such variations could be material.

(h)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(i)	Financial Instruments

Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or which will mature within one year, including time deposits, installment savings deposits and restricted bank deposits. Long-term financial instruments are financial instruments not included in current assets.

(j)	Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

(k)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted-average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of each year.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(l)	Convertible Bonds

When issuing convertible bonds, the values of the conversion rights are recognized separately. Considerations for conversion rights are measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance. The amortization of the premium and conversion right adjustment is recorded as a component of interest expense.

The value of common shares issued pursuant to any exercise of conversion rights is measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance of the convertible bonds at the balance sheet date. Convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP.

(m)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(n)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

Funding of the retirement and severance benefits is not required; however, tax deductions are limited if the liability is not funded. During 2005, the Company purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of (Won)97,214 million as of June 30, 2006. Such amounts are presented as a deduction from the accrual of retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction of the retirement and severance benefit liability. However, due to a new regulation applied since April 1999, such transfers to the National Pension Fund are no longer required.

(o)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(p)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)960.3 to US$1, the rate of exchange on June 30, 2006 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. Translation gains and losses arising from collective translation of foreign currency financial statements of foreign-based operations are offset and the balance is accumulated as capital adjustment.

(q)	Derivatives

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations.

The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(r)	Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. In cases where an obligation is settled, the Company recognizes the amount reimbursable from a third party as a separate asset when it is virtually certain that the reimbursement will be received. In such cases, income, if any, recognized on receipt of the imbursement is presented net of the charges made in connection with the provision.

Contingent losses are generally recognized as a liability when probable and reasonably estimable.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(s)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

(t)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income. Deferred income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(u)	Dividends Payable

Annual dividends are recorded when resolved by the board of directors and approved by the shareholders.

(v)	Prior Period Adjustments

Prior period adjustments resulting from other than fundamental errors are charged or credited to results of operations for the current period. Fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. Prior period adjustments resulting from fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(w)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stockholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share are calculated by dividing net earnings available to common stockholders plus interest expense, net of tax, of convertible notes by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(x)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(2)	Basis of Translating Financial Statements

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the non-consolidated financial statements as of and for the period ended June 30, 2006, have been translated into United States dollars at the rate of (Won)960.3 to US$1, the basic exchange rate on June 30, 2006. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset Revaluation

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the then Asset Revaluation Law (the latest revaluation date was on January 1, 1999), and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at June 30, 2006, as announced by the Minister of Construction and Transportation, was as follows:

	Won (millions)
Purpose	Book value		Declared value
Land - transmission and distribution sites and other	(Won)	3,372,908	5,062,957

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Capitalized Interest

For the six-month periods ended June 30, 2006 and 2005, the amount of capitalized interest was (Won)31,305 million and (Won)28,953 million, respectively. The net foreign currency transactions and translation gains excluded from the calculation of capitalized interest amounted to (Won)71,178 million and (Won)72,941 million, respectively for the six-month periods ended June 30, 2006 and 2005.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(3)	Property, Plant and Equipment, Continued

The impact on the Company’s financial position as of and for the six-month period ended June 30, 2006 if interest and other borrowing costs had been expensed instead of being capitalized would have been as follows:

	Won (millions)
	Construction- in-progress		Total assets	Interest expense	Income before income taxes
Capitalized	(Won)	2,349,326	61,703,617	273,773	1,008,864
Expensed		2,318,021	61,672,312	305,078	977,559

	(Won)	31,305	31,305	31,305	31,305

(d)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the six-month period ended June 30, 2006 were as follows:

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Disposals	Depreciation	Others	Book value as of June 30, 2006
Land	(Won)	3,359,398	1,997	(5,427)	—	16,940	3,372,908
Buildings		1,936,420	83	(138)	(76,150)	68,558	1,928,773
Structures		22,372,354	8,494	—	(463,250)	749,914	22,667,512
Machinery		4,566,636	3,491	(837)	(411,230)	271,661	4,429,721
Vehicles		19,143	2,980	(60)	(5,513)	(29)	16,521
Others		55,514	7,239	(8)	(17,338)	6,109	51,516
Construction-in-progress		2,118,540	1,516,075	—	—	(1,285,289)	2,349,326
Construction grants		(3,640,966)	(399,255)	—	93,189	29,385	(3,917,647)

	(Won)	30,787,039	1,141,104	(6,470)	(880,292)	(142,751)	30,898,630

The Company received (Won)399,255 million and (Won)315,666 million of construction grants, and offset (Won)93,189 million and (Won)82,409 million against depreciation expense, and (Won)29,385 million and (Won)20,467 million against property, plant and equipment removal cost for the six-month periods ended June 30, 2006 and 2005, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(3)	Property, Plant and Equipment, Continued

Changes in property, plant and equipment and construction grants for the year ended December 31, 2005 were as follows:

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Disposals	Depreciation	Others	Book value as of December 31, 2005
Land	(Won)	3,347,702	9,711	(37,253)	—	39,238	3,359,398
Buildings		1,868,661	91	(4,070)	(142,871)	214,609	1,936,420
Structures		21,583,385	34,535	—	(897,449)	1,651,883	22,372,354
Machinery		4,143,156	16,885	(789)	(857,575)	1,264,959	4,566,636
Vehicles		17,792	14,680	(23)	(12,683)	(623)	19,143
Others		56,822	17,105	(8)	(37,540)	19,135	55,514
Construction-in-progress		2,110,396	3,550,074	—	—	(3,541,930)	2,118,540
Construction grants		(3,182,366)	(679,692)	—	166,773	54,319	(3,640,966)

	(Won)	29,945,548	2,963,389	(42,143)	(1,781,345)	(298,410)	30,787,039

(4)	Intangible Assets

Changes in intangible assets for the six-month period ended June 30, 2006 were as follows:

	Won (millions)
	2006
	Book value as of January 1, 2006		Acquisitions	Amortization	Others	Book value as of June 30, 2006
Computer software	(Won)	167,879	—	(29,228)	5,202	143,853
Others		67,161	12,422	(6,307)	1,002	74,278

	(Won)	235,040	12,422	(35,535)	6,204	218,131

Changes in intangible assets for the year ended December 31, 2005 were as follows:

	Won (millions)
	2005
	Book value as of January 1, 2005		Acquisitions	Amortization	Others	Book value as of December 31, 2005
Computer software	(Won)	180,365	—	(58,577)	46,091	167,879
Others		52,651	25,459	(20,938)	9,989	67,161

	(Won)	233,016	25,459	(79,515)	56,080	235,040

In addition, the Company expensed research and development costs amounting to (Won)65,804 million and (Won)59,841 million for the six-month periods ended June 30, 2006 and 2005, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(5)	Insured Assets

Insured assets as of June 30, 2006 were as follows:

		Won (millions)
Insured assets	Insurance type	Insured value		Insurer
Buildings and machinery	Fire insurance	(Won)	527,726	Samsung Insurance Co., Ltd. and others
Buildings	General insurance		174,964	Daehan Fire & Marine Insurance Co., Ltd. and others
Construction-in-progress	Construction insurance		34,954	Samsung Insurance Co., Ltd. and others

		(Won)	737,644

In addition, as of June 30, 2006, the Company carries marine cargo insurance for inventories damage insurance for its light water nuclear reactor construction in North Korea, group general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

(6)	Investment Securities

(a)	Investments other than those under the equity method as of June 30, 2006 are summarized as follows:

	Won (millions)
	2006
	Ownership (%)	Acquisition cost		Unrealized holding gains	Fair value		Book value
Available-for-sale:
Equity securities - Energy Savings Investment Cooperatives (*2)	25.0~48.5	(Won)	5,000	—	(	*1)	5,000
Korea Power Exchange (*3)	50.0		63,920	—	(	*1)	63,920
Hwan Young Steel Co., Ltd.	0.1		1,364	—	(	*1)	120
Equity securities in treasury stock fund (*4)	—		11,592	1,240	12,832		12,832
Others	10.0~15.0		17,626	—	(	*1)	17,626

			99,502	1,240	12,832		99,498

Held-to-maturity:
Government bonds			23	—	23		23

Total		(Won)	99,525	1,240	12,855		99,521

(*1)	These available-for-sales securities are non-marketable equity securities and are stated at cost due to the lack of information to determine fair value.
(*2)	As described in note 1(e), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using the equity method. However, if the difference between the equity method and cost is considered to be immaterial, the Company can record the investment within available-for-sale securities at cost.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(*3)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, when the purpose of establishment and articles of incorporation of Korea Power Exchange are considered, the Company does not appear to have significant management control. Therefore, the investment is accounted for under the cost method.

(*4)	The Company entered into a treasury stock fund (the Fund) composed of treasury stock and other equity securities. The other equity securities in the Fund are recorded at fair value within available-for-sale securities. As of June 30, 2006 and December 31, 2005, gains on the valuation of these available-for-sale securities in the Fund, which are recorded in capital adjustments, amounted to (Won)899 million and (Won)3,252 million, respectively, excluding deferred tax effect.

Investments other than those under the equity method as of December 31, 2005 are summarized as follows:

	Won (millions)
	2005
	Ownership (%)	Acquisition cost		Unrealized holding gains	Fair value		Book value
Available-for-sale:
Equity securities -
Energy Savings Investment Cooperatives	25.0~48.5	(Won)	5,000	—	(	*)	5,000
Korea Power Exchange	50.0		63,920	—	(	*)	63,920
Hwan Young Steel Co., Ltd.	0.1		1,364	—	(	*)	120
Equity securities in treasury stock fund	—		18,253	4,485	22,738		22,738
Others	10.0~15.0		2,246	—	(	*)	2,246

			90,783	4,485	22,738		94,024

Held-to-maturity: Government bonds			23	—	23		23

Total		(Won)	90,806	4,485	22,761		94,047

(*)	These available-for-sales securities are non-marketable equity securities and are stated at cost due to the lack of information to determine fair value.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(b)	Investments in affiliated companies accounted for using the equity method as of June 30, 2006 were as follows:

	Won (millions)
	2006
Affiliate (*1)	Ownership (%)	Cost		Net asset value	Book value
Listed:
Korea Gas Corporation (*2)	24.5	(Won)	94,500	860,323	860,323
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799	12,924,820	12,925,854
Korea South-East Power Co., Ltd.	100.0		1,232,004	2,031,147	2,031,943
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,393,145	2,394,263
Korea Western Power Co., Ltd.	100.0		1,442,638	2,271,823	2,272,910
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,377,556	2,378,800
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,562,510	2,563,639
Korea Power Engineering Co., Ltd.	97.9		4,991	191,045	40,838
Korea Plant Service & Engineering Co., Ltd.	100.0		6,000	311,975	243,478
KEPCO Nuclear Fuel Co., Ltd.	96.4		89,757	179,532	160,520
Korea Electric Power Industrial Development, Ltd.	49.0		7,987	20,820	20,819
Korea Electric Power Data Network Co., Ltd.	100.0		64,000	163,036	122,248
Powercomm Corporation	43.1		323,470	395,979	395,979
Korea District Heating Co.	26.1		5,660	185,423	185,423
KEPCO International Hong Kong Ltd. (*3)	100.0		15,102	218,734	218,734
KEPCO International Philippines Inc. (*3)	100.0		104,832	153,197	153,197
KEPCO China International Ltd. (*4)	100.0		15,107	13,255	13,255
KEPCO Gansu International Ltd. (*5)	100.0		2,733	2,614	2,614
KEPCO Philippines Holdings Inc. (*6)	100.0		202	2,603	2,603
KEPCO Asia International Ltd.	58.0		440	440	440
KEPCO Lebanon SARL	100.0		292	292	292
KEPCO Neimenggu International Ltd. (*7)	100.0		2,656	2,656	2,656

		(Won)	18,223,344	27,262,925	26,990,828

(*1)	The Company used unaudited financial results of the above affiliated companies when applying the equity method of accounting.
(*2)	The quoted market value (based on closing Korea Stock Exchange Price) of Korea Gas Corporation as of June 30, 2006 was (Won)614,250 million.
(*3)	As KEPCO International Hong Kong Ltd. owns 100.0% of the shares of KEPCO Philippines Corporation (“KEPHILCO”) and KEPCO International Philippines Inc. holds 51.0% of the shares of KEPCO Ilijan Corporation (“KEILCO”), when applying the equity method, the Company accounts for the equity income from KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., including the changes in the net equity of KEPHILCO and KEILCO, respectively.

Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPHILCO and KEILCO is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to the National Power Corporation of the Philippines free of any liens or encumbrances and without payment of compensation. KEPCO Ilijan Corporation’s investment securities under the equity method held by KEPCO International Philippines Inc. were pledged as collateral to Japan Bank of International Corporation and others.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(*4)	As KEPCO China International Ltd. owns 77.0% of the shares of Jiaosuo KEPCO Power Co., Ltd., when applying the equity method, the Company accounts for the equity income from KEPCO China International Ltd. including the changes in the net equity of Jiaosuo KEPCO Power Co., Ltd.
(*5)	As KEPCO Gansu International Ltd. owns 40.0% of the shares of Gansu Datang Yumen Wind Power Co., Ltd., when applying the equity method, the Company accounts for the equity income from KEPCO Gansu International Ltd. including the changes in the net equity of Gansu Datang Yumen Wind Power Co., Ltd.
(*6)	As KEPCO Philippines Holdings Inc. owns 40.0% of the shares of Salcon Power Corporation, when applying the equity method, the Company accounts for the equity income from KEPCO Philippines Holdings Inc. including the changes in the net equity of Salcon Power Corporation.
(*7)	As KEPCO Neimenggu International Ltd. owns 40.0% of the shares of Datang Chifeng Renewable Co., Ltd., when applying the equity method, the Company accounts for the equity income from KEPCO Neimenggu International Ltd. including the changes in the net equity of Datang Chifeng Renewable Co., Ltd.

Investments in affiliated companies accounted for using the equity method as of December 31, 2005 were as follows:

	Won (millions)
	2005
Affiliate	Ownership (%)	Cost		Net asset value	Book value
Listed:
Korea Gas Corporation (*)	24.5	(Won)	94,500	819,100	819,100
Unlisted:
Korea Hydro & Nuclear Power Co., Ltd.	100.0		9,364,799	12,954,252	12,956,002
Korea South-East Power Co., Ltd.	100.0		1,232,004	1,984,138	1,985,715
Korea Midland Power Co., Ltd.	100.0		1,325,891	2,330,504	2,332,511
Korea Western Power Co., Ltd.	100.0		1,442,638	2,198,199	2,199,988
Korea Southern Power Co., Ltd.	100.0		1,797,378	2,217,965	2,220,258
Korea East-West Power Co., Ltd.	100.0		2,322,905	2,570,302	2,572,239
Korea Power Engineering Co., Ltd. (*)	97.9		4,991	196,086	55,602
Korea Plant Service & Engineering Co., Ltd. (*)	100.0		6,000	293,958	285,715
KEPCO Nuclear Fuel Co., Ltd. (*)	96.4		89,757	176,314	158,105
Korea Electric Power Industrial Development, Ltd. (*)	49.0		7,987	24,525	24,525
Korea Electric Power Data Network Co., Ltd. (*)	100.0		64,000	163,758	120,121
Powercomm Corporation (*)	43.1		323,470	407,666	407,666
Korea District Heating Co. (*)	26.1		5,660	176,173	176,173
KEPCO International Hong Kong Ltd. (*)	100.0		15,102	220,183	220,183
KEPCO International Philippines Inc. (*)	100.0		104,832	156,814	156,814
KEPCO China International Ltd. (*)	100.0		11,051	9,786	9,786
KEPCO Gansu International Ltd. (*)	100.0		2,733	2,733	2,733
KEPCO Philippines Holdings Inc. (*)	100.0		202	202	202

		(Won)	18,215,900	26,902,658	26,703,438

(*)	The Company uses unaudited financial results of the above affiliated companies when applying the equity method of accounting. In subsequent periods, the Company adjusts the difference between the unaudited and audited results. Historically, the differences have been immaterial.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(c)	The Company eliminates unrealized gains arising from transactions with its affiliates. The eliminated unrealized gains arising from transactions with its affiliates and bad debt expense for receivables from its subsidiaries for the six-month period ended June 30, 2006 were as follows:

	Won (millions)
Affiliate	Fixed Assets		Intangible assets	Allowance for doubtful accounts	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	(1,890)	—	2,924	1,034
Korea South-East Power Co., Ltd.		—	—	796	796
Korea Midland Power Co., Ltd.		—	—	1,118	1,118
Korea Western Power Co., Ltd.		—	—	1,087	1,087
Korea Southern Power Co., Ltd.		—	—	1,244	1,244
Korea East-West Power Co., Ltd.		—	—	1,129	1,129
Korea Power Engineering Co., Ltd.		(150,207)	—	—	(150,207)
Korea Plant Service & Engineering Co., Ltd.		(69,363)	—	866	(68,497)
KEPCO Nuclear Fuel Co., Ltd.		(19,013)	—	1	(19,012)
Korea Electric Power Data Network Co., Ltd.		(35,297)	(7,603)	112	(40,788)

	(Won)	(273,770)	(7,603)	9,277	(272,096)

The eliminated unrealized gains arising from transactions with its affiliates and bad debt expense for receivables from its subsidiaries for the year ended December 31, 2005 were as follows:

	Won (millions)
Affiliate	Fixed assets		Intangible assets	Allowance for doubtful accounts (*)	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	(1,889)	—	3,639	1,750
Korea South-East Power Co., Ltd.		—	—	1,577	1,577
Korea Midland Power Co., Ltd.		—	—	2,007	2,007
Korea Western Power Co., Ltd.		—	—	1,789	1,789
Korea Southern Power Co., Ltd.		—	—	2,293	2,293
Korea East-West Power Co., Ltd.		—	—	1,937	1,937
Korea Power Engineering Co., Ltd.		(140,484)	—	—	(140,484)
Korea Plant Service & Engineering Co., Ltd.		(8,940)	—	697	(8,243)
KEPCO Nuclear Fuel Co., Ltd.		(18,210)	—	1	(18,209)
Korea Electric Power Data Network Co., Ltd.		(14,579)	(29,262)	204	(43,637)

	(Won)	(184,102)	(29,262)	14,144	(199,220)

(*)	Prior to 2005, bad debt expense for receivables to the Company’s subsidiaries was not eliminated in the non-consolidated financial statements. Effective January 1, 2005, the Company adopted SKAS No. 15, Investments in Associates. Under this standard, bad debt expense for receivables from the Company’s subsidiaries is eliminated.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(d)	Changes in investments in affiliated companies under the equity method for the six-month period ended June 30, 2006 were as follows:

	Won (millions)
	2006
Affiliate	Book value as of January 1, 2006		Equity income (loss)	Capital adjustments	Others(*)	Book value as of June 30, 2006
Korea Gas Corporation	(Won)	819,100	61,222	4,193	(24,192)	860,323
Korea Hydro & Nuclear Power Co., Ltd.		12,956,002	456,009	(2,306)	(483,851)	12,925,854
Korea South-East Power Co., Ltd.		1,985,715	80,076	420	(34,268)	2,031,943
Korea Midland Power Co., Ltd.		2,332,511	139,309	(9,953)	(67,604)	2,394,263
Korea Western Power Co., Ltd.		2,199,988	130,120	(174)	(57,024)	2,272,910
Korea Southern Power Co., Ltd.		2,220,258	195,200	(870)	(35,788)	2,378,800
Korea East-West Power Co., Ltd.		2,572,239	57,977	(31,226)	(35,351)	2,563,639
Korea Power Engineering Co., Ltd.		55,602	(12,748)	—	(2,016)	40,838
Korea Plant Service & Engineering Co., Ltd.		285,715	(26,837)	—	(15,400)	243,478
KEPCO Nuclear Fuel Co., Ltd.		158,105	3,804	—	(1,389)	160,520
Korea Electric Power Industrial Development, Ltd.		24,525	1,684	—	(5,390)	20,819
Korea Electric Power Data Network Co., Ltd.		120,121	4,229	(223)	(1,879)	122,248
Powercomm Corporation		407,666	(11,049)	9	(647)	395,979
Korea District Heating Co.		176,173	9,614	(24)	(340)	185,423
KEPCO International Hong Kong Ltd.		220,183	(5,256)	3,807	—	218,734
KEPCO International Philippines Inc.		156,814	9,645	(7,911)	(5,351)	153,197
KEPCO China International Ltd.		9,786	(382)	(206)	4,057	13,255
KEPCO Gansu International Ltd.		2,733	(6)	(113)	—	2,614
KEPCO Philippines Holdings Inc.		202	2,328	73	—	2,603
KEPCO Asia International Ltd.		—	—	—	440	440
KEPCO Lebanon SARL		—	—	—	292	292
KEPCO Neimenggu International Ltd.		—	—	—	2,656	2,656

	(Won)	26,703,438	1,094,939	(44,504)	(763,045)	26,990,828

(*)	Others represent dividends from the affiliates and changes in investments in affiliated companies, which were reflected into retained earnings.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

Changes in investments in affiliated companies under the equity method for the year ended December 31, 2005 were as follows:

	Won (millions)
	2005
Affiliate	Book value as of January 1, 2005		Equity income (loss)	Capital adjustments	Others(*)	Book value as of December 31, 2005
Korea Gas Corporation	(Won)	787,842	63,604	7,344	(39,690)	819,100
Korea Hydro & Nuclear Power Co., Ltd.		12,290,606	1,011,290	(6,429)	(339,465)	12,956,002
Korea South-East Power Co., Ltd.		1,978,170	107,355	—	(99,810)	1,985,715
Korea Midland Power Co., Ltd.		2,170,337	218,815	(1,120)	(55,521)	2,332,511
Korea Western Power Co., Ltd.		2,059,733	182,343	1,384	(43,472)	2,199,988
Korea Southern Power Co., Ltd.		2,120,602	109,445	16,534	(26,323)	2,220,258
Korea East-West Power Co., Ltd.		2,472,368	104,337	21,048	(25,514)	2,572,239
Korea Power Engineering Co., Ltd.		59,875	(1,657)	—	(2,616)	55,602
Korea Plant Service & Engineering Co., Ltd.		277,932	22,483	—	(14,700)	285,715
KEPCO Nuclear Fuel Co., Ltd.		156,750	2,855	—	(1,500)	158,105
Korea Electric Power Industrial Development, Ltd.		23,315	5,534	—	(4,324)	24,525
Korea Electric Power Data Network Co., Ltd.		110,238	12,890	458	(3,465)	120,121
Powercomm Corporation		388,422	19,872	19	(647)	407,666
Korea District Heating Co.		169,527	7,664	—	(1,018)	176,173
KEPCO International Hong Kong Ltd.		196,751	22,992	15,150	(14,710)	220,183
KEPCO International Philippines Inc.		117,235	23,554	17,896	(1,871)	156,814
KEPCO China International Ltd.		—	(1,182)	(83)	11,051	9,786
KEPCO Gansu International Ltd.		—	—	—	2,733	2,733
KEPCO Philippines Holdings Inc.		—	—	—	202	202

	(Won)	25,379,703	1,912,194	72,201	(660,660)	26,703,438

(*)	Others represent dividends from the affiliates and changes in investments in affiliated companies, which were reflected into retained earnings.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(6)	Investment Securities, Continued

(e)	Total assets, total liabilities, sales and net income (loss) of affiliated companies as of or for the six-month period ended June 30, 2006 were as follows:

	Won (millions)
Affiliate	Total assets		Total liabilities	Sales	Net income (loss)
Korea Gas Corporation	(Won)	10,385,605	6,867,634	7,044,168	242,805
Korea Hydro & Nuclear Power Co., Ltd.		21,863,031	8,938,212	2,759,318	456,724
Korea South-East Power Co., Ltd.		3,781,946	1,750,799	1,037,764	80,857
Korea Midland Power Co., Ltd.		3,409,521	1,016,376	1,323,735	140,198
Korea Western Power Co., Ltd.		3,419,145	1,147,322	1,234,969	130,822
Korea Southern Power Co., Ltd.		3,595,656	1,218,100	1,748,888	196,249
Korea East-West Power Co., Ltd.		4,440,159	1,877,650	1,335,321	58,784
Korea Power Engineering Co., Ltd.		269,392	75,499	114,920	(3,089)
Korea Plant Service & Engineering Co., Ltd.		416,184	91,534	310,139	33,416
KEPCO Nuclear Fuel Co., Ltd.		276,365	90,044	53,330	4,781
Korea Electric Power Industrial Development, Ltd.		141,274	98,785	90,839	3,591
Korea Electric Power Data Network Co., Ltd.		218,326	55,290	103,582	1,858
Powercomm Corporation		1,436,774	518,655	382,981	(25,617)
Korea District Heating Co.		1,435,243	724,061	368,658	36,845
KEPCO International Hong Kong Ltd.		218,743	10	12,101	(5,256)
KEPCO International Philippines Inc.		153,150	2,188	12,021	9,645
KEPCO China International Ltd.		13,255	—	—	(363)
KEPCO Gansu International Ltd.		2,614	—	—	(6)
KEPCO Philippines Holdings Inc.		22,764	20,161	—	2,328
KEPCO Asia International Ltd.		440	—	—	—
KEPCO Lebanon SARL		292	—	—	—
KEPCO Neimenggu International Ltd.		2,656	—	—	—

(7)	Loans to Employees

The Company has provided housing and tuition loans to employees as of June 30, 2006 and December 31, 2005 as follows:

	Won (millions)
	2006		2005
Short-term loans (note 12)	(Won)	11,599	12,514
Long-term loans		190,047	180,084

	(Won)	201,646	192,598

(8)	Other Non-current Assets

Other non-current assets as of June 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006		2005
Deposits	(Won)	71,342	72,800
Others		78,209	79,054

	(Won)	149,551	151,854

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(9)	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Cash and cash equivalents:
Cash on hand	(Won)	2,310	1,181
Passbook accounts (*)		396,978	207,332

	(Won)	399,288	208,513

(*)	Passbook accounts restricted in use for expenditures for certain business purposes were (Won)55,737 million and (Won)70,217 million, respectively, as of June 30, 2006 and December 31, 2005.

(10)	Short-term Financial Instruments

Short-term financial instruments as of June 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Repurchase agreements	(Won)	25,000	38,000

(11)	Inventories

Inventories as of June 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Raw materials	(Won)	5,112	4,297
Supplies		76,072	79,820
Other		7,352	8,624

	(Won)	88,536	92,741

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(12)	Other Current Assets

Other current assets as of June 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Held-to-maturity securities (*)	(Won)	—	33
Short-term loans to employees (note 7)		11,599	12,514
Accrued income		29,882	30,945
Advance payments		5,106	2,724
Prepaid expenses		21,383	2,703
Other current assets		60,576	25,231

	(Won)	128,546	74,150

(*)	Held-to-maturity securities consist of government and municipal bonds.

(13)	Common Stock and Capital Surplus

(a)	Common Stock

The Company has 1,200,000,000 authorized shares of (Won)5,000 par value common stock, of which 641,567,712 shares had been issued as of June 30, 2006.

(b)	Capital Surplus

Capital surplus as of June 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006		2005
Paid-in capital in excess of par value	(Won)	835,139	835,142
Reserves for asset revaluation		12,552,973	12,552,973
Other capital surplus		1,045,539	1,034,612

	(Won)	14,433,651	14,422,727

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the then Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by a resolution of the shareholders.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(14)	Appropriated Retained Earnings

Appropriated retained earnings as of June 30, 2006 and December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Involuntary:
Legal reserve	(Won)	1,603,919	1,601,871
Voluntary:
Reserve for investment in social overhead capital		5,217,450	5,152,449
Reserve for research and human resources development		270,000	210,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		16,588,939	15,003,071
Reserve for dividend equalization		210,000	210,000

		22,318,289	20,607,420

	(Won)	23,922,208	22,209,291

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends. However, this reserve may be credited to paid-in capital (a component of capital surplus) or offset against accumulated deficit by a resolution of the shareholders.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equalled the common stock. Beginning in 1990, no percentage was specified.

The reserve for the investment in social overhead capital and the reserve for research and human resources development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Special Tax Treatment Control Law.

Until December 10, 2002 under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate for the purpose of stabilizing the Company’s stock price and credit rating.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(15)	Capital Adjustments

Capital adjustments as of June 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006		2005
Treasury stock	(Won)	(104,551)	(118,293)
Gain on valuation of available-for-sale securities, net (note 6(a))		899	3,252
Equity earnings of affiliates		122,017	122,502
Equity loss of affiliates		(117,887)	(86,107)

	(Won)	(99,522)	(78,646)

The Company has shares held in the treasury amounting to (Won)104,551 million (4,700,067 shares) and (Won)118,293 million (5,450,062 shares) as of June 30, 2006 and December 31, 2005, respectively.

(16)	Short-term Borrowings

Short-term borrowings as of June 30, 2006 and December 31, 2005 were as follows:

Lender	Type	Annual interest rate (%)	Won (millions)
			2006		2005
Local currency:
Woori Bank	Commercial paper	CD+0.03 (4.10 at June 30, 2006)	(Won)	180,000	71,000

Foreign currency:
Woori Bank	Bridge loan	LIBOR + 0.21		288,890	—

			(Won)	468,890	71,000

As described in note 28, the Company entered into short-term credit facilities with five banks including Woori Bank that provide for up to (Won)1,160,000 million in short-term borrowings. As of June 30, 2006 and December 31, 2005, borrowings under these facilities amounted to (Won)180,000 million and (Won)71,000 million, respectively.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term Debt

Long-term debt as of June 30, 2006 and December 31, 2005 were as follows:

(a)	Long-term Borrowings

				Won (millions)
Lender	Type	Maturity	Annual interest rate (%)	2006		2005
Korea Development Bank	Industrial facility	2006	4.45-5.37	(Won)	128,125	371,875
Korea Development Bank	Industrial facility	2007	4.38-5.47		171,875	253,125
Korea Development Bank	Industrial facility	2008	4.28-5.39		1,079,167	1,327,083
Korea Development Bank and other	Industrial facility	2009	4.30-5.38		1,883,333	1,550,000
Korea Development Bank	Industrial facility	2010	4.09-5.01		1,100,000	1,100,000
Korea Development Bank and other	Industrial facility	2011	4.72-4.79		1,050,000	—
The Export-import Bank of Korea	Industrial facility	2026	2.00		8,000	—
Korea Development Bank	Rural area development	2006~2040	—		24,513	25,992

					5,445,013	4,628,075

Less: Current portion					(1,239,387)	(1,170,644)

				(Won)	4,205,626	3,457,431

(b)	Debentures

			Won (millions)
Lender	Maturity	Annual interest rate (%)	2006		2005
	2006	4.67-5.32	(Won)	500,000	890,000
	2007	4.11-4.96		885,000	885,000
Local currency debentures	2008	3.43-5.29		1,810,000	1,720,000
(Electricity bonds)	2009	3.61-5.25		1,050,000	630,000
	2010	4.14-4.24		490,000	490,000
	2011	4.98-5.08		140,000	—
	2013	4.90		120,000	120,000

				4,995,000	4,735,000

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term Debt, Continued

Lender	Maturity		Annual interest rate (%)	Won (millions)
				2006		2005
	2006		—		—	266,612
	2007		0.51-8.50		1,165,259	1,222,642
	2008	(*)	2.00		261,994	276,372
	2010		3.13		303,982	300,037
Foreign currency debentures	2013		7.75		336,105	354,550
	2026		6.00		67,836	71,558
	2027		6.75-7.00		306,736	323,569
	2034		5.13		288,090	303,900
	2096		8.28		180,273	190,837

					2,910,275	3,310,077

					7,905,275	8,045,077

Less: Current portion, net of discount of (Won)297 million in 2006 and (Won)386 million in 2005					(823,914)	(1,157,562)
Discount					(26,201)	(31,463)

				(Won)	7,055,160	6,856,052

(*)	In 2003, the Company issued overseas debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of Powercomm Corporation held by the Company. KEPCO Cayman Company Limited issued overseas debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

-	Maturity date: November 26, 2008

-	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. Powercomm Corporation is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of Powercomm Corporation.

-	Shares to be exchanged: Powercomm Corporation’s shares or Deposit Receipt (DR)

-	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity

-	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.

-	Early redemption: When certain conditions are met or after 3 years from the issuing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)

-	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal of and interest on the debentures.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term Debt, Continued

(c)	Exchangeable Bonds

Description	Annual interest rate (%)	Won (millions)
		2006		2005
Overseas exchangeable bonds	0.00	(Won)	96,989	122,902
Plus: Premium on debentures issued			3,632	5,556
Less: Conversion right adjustment			(7,584)	(11,599)

		(Won)	93,037	116,859

On November 4, 2003, the Company issued overseas exchangeable bonds of JPY28,245,468,400 with a premium value. During 2005, the bondholders converted JPY14,438,543,000 into 344,704 shares of common stock and 10,444,768 shares of DR (equivalent to 5,222,384 shares of common stock). During 2006, the bondholders converted JPY2,423,982,000 into 1,869,234 shares of DR (equivalent to 934,617 shares of common stock). As of June 30, 2006, the remaining number of common stock to be converted was 3,498,117 shares if the conversion rights are exercised. As of June 30, 2006, the details of the bonds were as follows:

-	Maturity date: November 4, 2008

-	Amount to be paid at maturity: JPY9,072,536,000

-	Exchange period: From December 15, 2003 to 10th day prior to its maturity.

-	Shares to be exchanged: Common stock of the Company or its equivalent Deposit Receipt (DR).

-	Exchange price: (Won)30,000 per share

-	Put option: Bondholders have a put option that they can request redemption at JPY 9,386,533,200 on November 6, 2006.

-	In accordance with Article 17, Issuance of Convertible Bonds, and Article 11, Calculation of Dividend for New Shares, of the Articles of Incorporation of the Company, distribution of dividends on new shares resulting from conversion of exchangeable bonds is deemed to have been issued at the end of the immediately preceding fiscal year.

(d)	Foreign currency debts, by currency, as of June 30, 2006 and December 31, 2005 were as follows:

	2006				2005
	Foreign currency (thousands)		Won equivalent (millions)		Foreign currency (thousands)		Won equivalent (millions)
Short-term borrowings	US$	118,913	(Won)	114,192		—	—
	JPY	13,826,871		115,320		—	—
	EUR	48,833		59,378		—	—

				288,890			—

Debentures	US$	2,496,270		2,396,533	US$	2,496,270	(Won)2,528,721
	JPY	20,000,000		166,806	JPY	51,000,000	438,620
	EUR	250,000		303,981	EUR	250,000	300,038
	GBP	24,467		42,955	GBP	24,467	42,698

				2,910,275			3,310,077

Exchangeable bonds	JPY	10,068,031		96,989	JPY	11,496,518	122,902

			(Won)	3,296,154			(Won)3,432,979

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(17)	Long-term Debt, Continued

(e)	Aggregate maturities of the Company’s long-term debt as of June 30, 2006 were as follows:

	Won (millions)
Period ended June 30,	Local currency borrowings		Electricity bonds	Foreign debentures	Exchangeable bonds	Total
2007	(Won)	1,239,387	780,000	44,212	—	2,063,599
2008		1,425,742	1,950,000	1,123,527	—	4,499,269
2009		1,681,934	1,295,000	439,788	96,989	3,513,711
2010		760,896	510,000	—	—	1,270,896
2011		317,911	340,000	303,982	—	961,893
Thereafter		19,143	120,000	998,766	—	1,137,909

	(Won)	5,445,013	4,995,000	2,910,275	96,989	13,447,277

(18)	Assets Denominated in Foreign Currencies

As of June 30, 2006 and December 31, 2005, there were no significant liabilities denominated in foreign currencies other than those mentioned in note 17(d). Major assets denominated in foreign currencies as of June 30, 2006 and December 31, 2005 were as follows:

	2006				2005
	Foreign currency (thousands)		Won equivalent (millions)		Foreign currency (thousands)		Won equivalent (millions)
Cash and cash equivalents	US$	277	(Won)	266	US$	203	(Won)	206
Other accounts receivable	US$	13,375		12,844	US$	11,662		11,813
	JPY	103,209		861		—		—
Accrued income	US$	1,207		1,159		—		—
Other non-current assets	US$ JPY EUR	134 21,620 20		129 180 24	US$ JPY EUR	119 10,239 20		120 88 23

			(Won)	15,463			(Won)	12,250

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(19)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the six-month period ended June 30, 2006 and for the year ended December 31, 2005 are summarized as follows:

	Won (millions)
	2006		2005
Estimated severance accrual at beginning of year	(Won)	549,415	439,794
Provision for retirement and severance benefits		52,752	122,383
Payments		(10,460)	(12,762)

Estimated severance accrual at end of period		591,707	549,415

Deposit for severance benefit insurance		(97,214)	(98,900)
Transfer to National Pension Fund		(93)	(93)

Net balance at end of period	(Won)	494,400	450,422

The Company entered into retirement benefit trust arrangements with Samsung Life Insurance Co., Ltd. and other insurance companies, for which the deposits account for 16.4% of the total retirement and severance benefits as of June 30, 2006. Retirement insurance benefit deposits in the insurance companies amounting to (Won)97,214 million are presented as a deduction from the accrual for retirement and severance benefits.

(20)	Other Current Liabilities

Other current liabilities as of June 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006		2005
Advances received	(Won)	96,346	100,721
Withholdings		184,923	200,768
Unearned revenue		9,707	14,121
Accrued other expenses		43,445	49,172
Dividends payable		2,352	2,781
Currency swaps (note 21)		—	33,803
Others		224,606	241,810

	(Won)	561,379	643,176

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(21)	Derivative Instruments Transactions

The Company has entered into various swap contracts to hedge risks involving foreign currency exchange rate and interest rate of long-term debentures. These contracts are recorded at fair value with the unrealized gains and losses being recorded in the non-consolidated statements of income.

(a)	Currency swap contracts as of June 30, 2006 were as follows:

			Contract amount in millions				Contract interest rate per annum (%)
	Contract year	Settlement Year	Pay		Receive		Pay	Receive
JPMorgan Chase Bank & Deutsche Bank (*1, *2)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC London	2002	2007	JPY	30,400	US$	250	1.04	3M LIBOR + 0.75

(*1)	If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.
(*2)	The Company pays JPY7,670 million, which is 10% of the contract amount, every March and September and will receive US$650 million in September 2007.

(b)	Interest rate swap contracts as of June 30, 2006 were as follows:

	Notional amount in millions		Contract interest rate per annum		Term
			Pay (%)	Receive (%)
Deutsche Bank (formerly Bankers Trust Co.)	US$	100	Max (6.074-LIBOR, 0)	Max (LIBOR-6.074, 0)	1998-2007
Deutsche Bank (formerly Bankers Trust Co.)	US$	100	Max (LIBOR-6.074, 0)	Max (6.074-LIBOR, 0)	1998-2007

(c)	Valuation and transaction gains and losses on swap contracts recorded as other income or expense for the six-month periods ended June 30, 2006 and 2005 were as follows:

	Won (millions)
	2006		2005
Valuation
Currency swaps:
Gains	(Won)	—	97,672
Losses		(31,018)	(39,993)

Interest rate swaps:
Gains		1,196	20,419

	(Won)	(29,822)	78,098

Transaction
Derivatives:
Gains	(Won)	3,905	—
Losses		(12,652)	(16,171)

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(21)	Derivative Instruments Transactions, Continued

(d)	The Company, in anticipation of future foreign currency exchange rates, terminated currency and interest swap contracts related to two of its foreign currency debenture issues. As a result of the termination, transaction loss on currency and interest swaps amounted to (Won)11,590 million for the six-month period ended June 30, 2006. Currency and interest swap contracts terminated during 2006 were as follows:

Currency swap contracts:

	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum (%)
			Pay		Receive		Pay	Receive
Deutsche Bank	2003	2013	KRW	178,350	US$	150	CD+3.3	7.75
UBS	2003	2013	KRW	148,625	US$	125	CD+3.3	7.75
Credit Suisse First Boston	2003	2013	KRW	89,175	US$	75	CD+3.3	7.75
Barclays Bank PLC London	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)-11.02)	5.125
Credit Suisse First Boston	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)-11.02)	5.125
UBS	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW)-11.02)	5.125

Interest swap contracts:

	Notional amount in millions		Contract interest rate per annum
			Pay (%)	Receive (%)	Term
Deutsche Bank	KRW	178,350	5%+2×[JPY/KRW-11.03%]	CD+3.3	2003-2013
UBS	KRW	148,625	5%+2×[JPY/KRW-11.03%]	CD+3.3	2003-2013
Credit Suisse First Boston	KRW	89,175	5%+2×[JPY/KRW-11.03%]	CD+3.3	2003-2013

(22)	Power Generation, Transmission and Distribution Costs

Power generation, transmission and distribution costs for the six-month periods ended June 30, 2006 and 2005 were as follows:

	Won (millions)
	2006		2005
Material expenses:
Oil	(Won)	15,211	12,680

Labor expenses:
Salaries		305,256	294,396
Severance and retirement benefits		26,831	23,390

		332,087	317,786

Overhead expenses:
Employee benefits		48,588	44,298
Depreciation		896,967	873,725
Maintenance		425,521	294,800
Commission and consultation fees		54,179	48,774
Development expense		49,578	46,388
Property, plant and equipment removal costs		92,872	76,007
Others		60,946	58,114

		1,628,651	1,442,106

	(Won)	1,975,949	1,772,572

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(23)	Selling and Administrative Expenses

Details of selling and administrative expenses for the six-month periods ended June 30, 2006 and 2005 are as follows:

	Won (millions)
	2006		2005
Labor	(Won)	207,576	198,799
Employee benefits		38,999	32,674
Sales commission - others		162,695	156,518
Communication fees		13,618	14,189
Depreciation and amortization		14,531	16,323
Promotion		12,101	9,788
Commission and consultation fees		19,580	18,379
Research and development cost		16,218	13,424
Bad debts		9,165	7,133
Maintenance		6,424	6,647
Others		53,208	44,236

	(Won)	554,115	518,110

(24) Income Taxes

(a)	The components of income tax expense for the six-month periods ended June 30, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Current income tax expense	(Won)	45,957	234,102
Income taxes recorded in capital adjustments		(349)	(1,564)
Deferred income tax expense		71,749	175,939

	(Won)	117,357	408,477

(b)	The charge for income taxes calculated using statutory tax rates differs from the charge in the income statement for the six-month periods ended June 30, 2006 and 2005 for the following reasons:

	Won (millions)
	2006		2005
Charge for income taxes at statutory tax rates	(Won)	277,431	544,113
Tax effects of permanent differences:
Dividend income (*)		(162,114)	(133,307)
Other		2,461	1,164
Tax credit		(531)	(312)
Other, net		110	(3,181)

Charge in the income statement for income taxes	(Won)	117,357	408,477

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited

(24)	Income Taxes, Continued

(*)	Under the Corporate Income Tax Act, a certain portion of the dividend income is not taxable. In this connection, certain portions of equity in net income of affiliates are considered permanent differences in the calculation of deferred tax assets (liabilities).

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 11.63% and 20.64% for the six-month periods ended June 30, 2006 and 2005, respectively.

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of June 30, 2006 and 2005 are presented below:

	Won (millions)
	2006	2005
Deferred tax assets:
Loss on valuation of derivatives	(Won) 56,299	116,085
Accrual for retirement and severance benefits	97,606	78,156
Deferred foreign exchange translation loss	8,563	9,919
Accounts payable - purchase of electricity	145,252	149,644
Other, net	173,682	131,933

Total deferred tax assets	481,402	485,737

Deferred tax liabilities:
Gain on valuation of derivatives	(23,662)	(115,230)
Deferred foreign exchange translation gain	(20,645)	(24,348)
Reserve for social overhead capital investment	(80,443)	(116,649)
Reserve for research and human resource development	(52,336)	(49,023)
Equity income of affiliates	(2,409,923)	(2,150,247)
Other, net	(36,457)	(14,991)

Total deferred tax liabilities	(2,623,466)	(2,470,488)

Net deferred tax liabilities	(Won) (2,142,064)	(1,984,751)

As of June 30, 2006 and 2005, the temporary differences arising from equity loss amounting to (Won)1,570 million and (Won)916 million, respectively, of KEPCO China International Ltd. and Jiaosuo KEPCO Power Co., Ltd. have not been recognized as deferred tax assets because it is not probable that future profit will be available against which the Company can utilize the related benefit.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(25) Earnings Per Share

Basic earnings per common share for the six-month periods ended June 30, 2006 and 2005 are calculated by dividing net income by the weighted-average number of shares of common stock outstanding.

	Won (millions except share data)
	2006		2005
Net income	(Won)	891,507	1,570,140
Weighted-average number of common shares outstanding		636,959,868	629,708,023

Basic earnings per common share in Won	(Won)	1,400	2,493

Diluted earnings per share for the three-month periods ended June 30, 2006 and 2005 are calculated by dividing net income available to common shareholders plus the effect of dilutive securities by the weighted-average number of shares of common and common equivalent shares.

	Won (millions)
	2006		2005
Net income	(Won)	891,507	1,570,140
Exchangeable bond interest		593	2,296

		892,100	1,572,436

Weighted-average number of common shares and dilutive securities		640,457,985	639,707,870

Diluted earnings per share in Won	(Won)	1,393	2,458

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(26) Transactions and Balances with Related Companies

(a)	Transactions with related parties for the six-month periods ended June 30, 2006 and 2005 were as follows:

		Won (millions)
Related party	Transaction	2006		2005
Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	(Won)	57,072	59,421
Korea South-East Power Co., Ltd.	”		19,491	20,112
Korea Midland Power Co., Ltd.	”		19,920	12,366
Korea Western Power Co., Ltd.	”		17,665	18,476
Korea Southern Power Co., Ltd.	”		10,099	8,973
Korea East-West Power Co., Ltd.	”		26,785	18,012
Others	”		61,482	42,802

		(Won)	212,514	180,162

		Won (millions)
Related party	Transaction	2006		2005
Purchases and others:
Korea Hydro & Nuclear Power Co., Ltd. (*)	Purchase of electricity and others	(Won)	2,759,867	2,790,616
Korea South-East Power Co., Ltd. (*)	”		983,548	958,435
Korea Midland Power Co., Ltd. (*)	”		1,311,530	969,685
Korea Western Power Co., Ltd. (*)	”		1,229,862	1,094,614
Korea Southern Power Co., Ltd. (*)	”		1,744,866	1,349,439
Korea East-West Power Co., Ltd. (*)	”		1,301,510	1,027,158
Korea Power Engineering Co., Inc.	Designing of power plant and others		1,014	8,176
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		20,723	22,150
Korea Electric Power Data Network, Co., Ltd.	Maintenance of computer system		74,243	107,266
Others	Commissions for service and others		74,822	95,610

		(Won)	9,501,985	8,423,149

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(26)	Transactions and Balances with Related Companies, Continued

(b)	Receivables arising from related parties transactions as of June 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006
Related party	Trade receivables		Other receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	6,975	3,032	10,007
Korea South-East Power Co., Ltd.		3,354	122	3,476
Korea Midland Power Co., Ltd.		3,195	2,661	5,856
Korea Western Power Co., Ltd.		2,970	308	3,278
Korea Southern Power Co., Ltd.		745	320	1,065
Korea East-West Power Co., Ltd.		1,829	3,804	5,633
Others		2,499	20,414	22,913

	(Won)	21,567	30,661	52,228

	Won (millions)
	2005
Related party	Trade receivables		Other receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	(Won)	7,436	4,226	11,662
Korea South-East Power Co., Ltd.		2,454	283	2,737
Korea Midland Power Co., Ltd.		1,112	559	1,671
Korea Western Power Co., Ltd.		2,457	357	2,814
Korea Southern Power Co., Ltd.		992	315	1,307
Korea East-West Power Co., Ltd.		1,885	1,659	3,544
Others		4,328	24,934	29,262

	(Won)	20,664	32,333	52,997

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(26)	Transactions and Balances with Related Companies, Continued

(c)	Payables arising from related parties transactions as of June 30, 2006 and December 31, 2005 were as follows:

	Won (millions)
	2006
Related party	Trade payables		Other payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	(Won)	389,555	4,910	394,465
Korea South-East Power Co., Ltd. (*)		104,423	3,086	107,509
Korea Midland Power Co., Ltd. (*)		147,466	288	147,754
Korea Western Power Co., Ltd. (*)		146,913	3,439	150,352
Korea Southern Power Co., Ltd. (*)		170,055	745	170,800
Korea East-West Power Co., Ltd. (*)		151,603	3,334	154,937
Korea Power Engineering Co., Inc.		4,778	266	5,044
Korea Plant Service & Engineering Co., Ltd.		39	—	39
Korea Electric Power Data Network Co., Ltd.		2,204	716	2,920
Others		—	16,378	16,378

	(Won)	1,117,036	33,162	1,150,198

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the amount payable to the power generation subsidiaries.

	Won (millions)
	2005
Related party	Trade payables		Other payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	(Won)	491,173	8,459	499,632
Korea South-East Power Co., Ltd. (*)		210,825	2,795	213,620
Korea Midland Power Co., Ltd. (*)		272,328	5,847	278,175
Korea Western Power Co., Ltd. (*)		246,305	3,042	249,347
Korea Southern Power Co., Ltd. (*)		314,867	2,626	317,493
Korea East-West Power Co., Ltd. (*)		265,266	3,931	269,197
Korea Power Engineering Co., Inc.		1,653	—	1,653
Korea Plant Service & Engineering Co., Ltd.		5,935	12	5,947
Korea Electric Power Data Network Co., Ltd.		23,237	1,341	24,578
Others		2,905	18,528	21,433

	(Won)	1,834,494	46,581	1,881,075

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the amount payable to the power generation subsidiaries.

(26)	Transactions and Balances with Related Companies, Continued

(d)	As discussed in note 17, as of June 30, 2006 and December 31, 2005, the balances of long-term borrowings from Korea Development Bank amounted to (Won)4,912,500 million and (Won)4,628,074 million, respectively, and the related interest expense amounted to (Won)110,897 million and (Won)96,234 million, respectively, for the six-month periods ended June 30, 2006 and 2005.

(e)	The guarantees the Company has provided for related companies as of June 30, 2006 were as follows:

Type	Guaranteed company	US$(thousands)
Other (*)	KEPCO Ilijan Co.	US$	102,000

(*)	KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$300 million in 2000 as project financing from Japan Bank of International Corporation and others for that business. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities under equity method held by KEPCO International Philippines Inc. were pledged as collateral. The Company has provided National Power Corporation and others with the guarantees to the extent not exceeding US$72 million for performance of the power generation business of KEPCO Ilijan Corporation as well as with partial guarantees to the extent not exceeding US$30 million for the repayment of that borrowing.

(f)	The guarantees provided by related companies for the Company as of June 30, 2006 were as follows:

		USD and GBP (thousands)
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of March 31, 2006
Payment guarantee (*)	Korea Development Bank	US$	1,276,416	Foreign currency bond	US$	1,003,366
		GBP	26,547	”	GBP	24,467

(*)	Korea Development Bank has provided a repayment guarantee for some foreign currency debentures of the Company, which existed at the time of spin-off, but which had not been redeemed as of June 30, 2006.

(g)	The salaries and other compensations the Company has paid to the key members of management for the six-month period ended June 30, 2006 were as follows:

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

	Won (millions)
	2006
	Annual compensation		Average payment
Salaries	(Won)	1,837	703
Retirement and severance benefits		255	111

	(Won)	2,092	814

(27)	Non-cash Investing and Financing Activities

Significant non-cash investing and financing activities for the six-month periods ended June 30, 2006 and 2005 are summarized as follows:

	Won (millions)
	2006		2005
Conversion of exchangeable bonds	(Won)	25,913	—

(28)	Commitments and Contingencies

(a)	As of June 30, 2006, the Company was involved in 38 lawsuits as a plaintiff and 234 lawsuits as a defendant. The amount of the related lawsuits as a plaintiff and defendant was (Won)5,268 million and (Won)99,486 million, respectively, as of June 30, 2006. As of June 30, 2006, the Company had recorded a liability related to the above claims amounting to (Won)1,766 million. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(b)	A key stipulation of the Agreed Framework signed by the United States and North Korea in October 1994 was that a US-led international consortium would construct two commercial light water reactors in North Korea in return for certain nuclear non-proliferation steps to be taken by North Korea. The Korean Peninsula Energy Development Organization (“KEDO”) was chartered in March 1995 as the international consortium stipulated by the Agreed Framework and signed an agreement with North Korea in December 1995 to supply the light water reactors. Kumho, North Korea was selected as the site for such light water reactors and KEDO designated the Company as its prime contractor to build two units of pressurized light water reactors with a total capacity of 2,000 megawatts. The Company entered into a fixed price turnkey contract with KEDO, which became effective on February 3, 2000. The contract amount was US$4,182 million and remains subject to adjustment to cover any changes in the price level.

In November 2002, amid suspicions that North Korea was engaged in an undeclared program to enrich uranium, KEDO suspended the supply of heavy fuel oil to North Korea, which was part of the Agreed Framework. Subsequently, North Korea withdrew from the Treaty on the Non-Proliferation of Nuclear Weapons in January 2003 and resumed operations at the Yongbyon facility, a nuclear facility whose operations had been frozen under the Agreed Framework. Several diplomatic initiatives were taken to resolve these issues, but currently to no avail.

In December 2003, asserting that North Korea had not met the conditions required for the continuation of the project, KEDO suspended the construction of the project for one year, which suspension was extended until November 30, 2005. However, the Company continued to perform maintenance for the project during 2004 and 2005. In December 2005, KEDO sent a delegation to North Korea to discuss the issues regarding the project’s termination and demobilization. During the meeting, North Korea requested KEDO to withdraw all of its personnel. On January 8,

2006, KEDO completed the withdrawal of all workers from the project site.

The Executive Board of KEDO decided to terminate the light water reactor project as of May 31, 2006. KEDO notified the Company of termination of the project and the related turnkey contract between KEDO and the Company. The Company is in the process of settling the Termination Agreement (“TA”) with KEDO.

Korea Electric Power Corporation

Notes to Non-consolidated Financial Statements, Continued

(Unaudited)

(c)	As described in note 16, the Company entered into short-term credit facilities with five banks including Woori Bank that provide for up to (Won)1,160,000 million in short-term borrowings.

(28)	Commitments and Contingencies, Continued

(d)	The Company entered into power purchase agreements with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act. The power purchased under these agreements amounted to (Won)692,646 million and (Won)464,257 million for the six-month periods ended June 30, 2006 and 2005.

(29)	Employee Welfare and Contributions to Society

For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen’s accident compensation insurance, unemployment insurance and medical insurance. The Company donated (Won)6,741 million and (Won)97,730 million to the fund for the welfare of the Company’s employees and others for the six-month periods ended June 30, 2006 and 2005, respectively.

(30)	Subsequent Events

(a)	Decision to acquire treasury stock

On July 21, 2006, the board of directors of the Company decided to directly acquire 18,900,000 shares held by the government, by the end of December 2006. The Company will discuss with the government to determine the stock price, date, and method of acquiring the shares in accordance with the related laws.

(b)	Decision to issue overseas exchangeable bonds

On July 21, 2006, the board of directors of the Company decided to issue overseas exchangeable bonds amounting to (Won)850,000 million prior to acquiring the treasury stock as detailed above. The amount of overseas exchangeable bonds may vary depending on the acquisition cost of the treasury stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name :	Kim, Myung-Whan
Title :	General Manager
International Finance Department

Date: October 9, 2006